UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

GUIDELINE, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

317718302

(CUSIP Number)

Marlin Equities, LLC

555 Theodore Fremd Avenue, Suite B-302

Rye, New York 10580

Attn: Martin E. Franklin

(914) 967-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2006

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 317718302	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Marlin Equities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,365,292
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 1,365,292
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,365,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 317718302	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,000
8 SHARED VOTING POWER 1,365,292
9 SOLE DISPOSITIVE POWER 5,000
10 SHARED DISPOSITIVE POWER 1,365,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,370,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 317718302	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 145,000
8 SHARED VOTING POWER 1,365,292
9 SOLE DISPOSITIVE POWER 145,000
10 SHARED DISPOSITIVE POWER 1,365,292

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,510,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the initial statement on Schedule 13D, filed December 3, 2001, as amended (the “Schedule 13D”) of Marlin Equities, LLC, Martin E. Franklin, and Ian G.H. Ashken. Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Information contained in this statement is as of the date hereof, unless otherwise expressly provided herein. Unless set forth below, all previous items are unchanged.

Item 1. Security and Issuer.

This Amendment No. 2 relates to the common stock, par value $.0001 per share (“Common Stock”) of Guideline, Inc. (f/k/a Find SVP, Inc.), a New York corporation (the “Company”). The address of the principal executive offices of the Company is 625 Avenue of the Americas, New York, New York 10011.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are deleted in their entirety and replaced with the following:

(a) Marlin beneficially owns 1,365,292 shares of Common Stock (including 211,111 shares of Common Stock issuable upon exercise of certain warrants held by Marlin) (the “Marlin Shares”) or approximately 6.4% of the outstanding shares of Common Stock. Messrs. Franklin and Ashken, as the sole members and managers of Marlin, may be deemed to beneficially own the Common Stock beneficially owned by Marlin.

Mr. Franklin beneficially owns 1,370,292 shares of Common Stock (including 1,365,292 shares of Common Stock beneficially owned by Marlin and options to purchase 5,000 shares of Common Stock) (the “Franklin Shares”) or approximately 6.4% of the outstanding shares of Common Stock.

Mr. Ashken beneficially owns 1,510,292 shares of Common Stock (including 1,365,292 shares of Common Stock beneficially owned by Marlin and options to purchase 70,000 shares of Common Stock) (the “Ashken Shares”) or approximately 7.0% of the outstanding Common Stock.

The percentage of Common Stock reported as beneficially owned by Marlin is based upon 21,469,578 shares outstanding (the “Base Sum”), which consists of the sum of (i) 20,925,134 shares outstanding as at November 9, 2006 as reported on the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, (ii) 333,333 shares of Series A Preferred Stock outstanding entitled to voting power equivalent to an aggregate of 333,333 shares of Common Stock, and (iii) 211,111 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock held by Marlin. The percentage of Common Stock reported as beneficially owned by

Mr. Franklin is based upon 21,474,578 shares outstanding, which consists of the sum of (i) the Base Sum and (ii) 5,000 shares of Common Stock issuable upon the exercise of his options to purchase Common Stock. The percentage of Common Stock reported as beneficially owned by Mr. Ashken is based upon 21,539,578 shares outstanding, which consists of the sum of (i) the Base Sum and (ii) 70,000 shares of Common Stock issuable upon the exercise of his options to purchase Common Stock.

(b) Marlin has the sole power to direct the vote and to direct the disposition of the interest in the Marlin Shares. Messrs. Franklin and Ashken, as the sole members and managers of Marlin, may be deemed to share the power to direct the vote of, or disposition of, the Marlin Shares. Messrs. Franklin and Ashken disclaim beneficial ownership over any of the Marlin Shares.

Other than the Marlin Shares, Mr. Franklin has the sole power to direct the vote and to direct the disposition of the interest in the Franklin Shares and Mr. Ashken and Marlin disclaim beneficial ownership over such portion of the Franklin Shares.

Other than the Marlin Shares, Mr. Ashken has the sole power to direct the vote and to direct the disposition of the interest in the Ashken Shares and Mr. Franklin and Marlin disclaim beneficial ownership over such portion of the Ashken Shares.

(c) Item 5(c) of the Schedule 13D is amended by adding the following paragraph to the end of such item:

Except as described in this Amendment No. 2, there have been no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Person

On December 18, 2006, Mr. Franklin disposed of 650,000 shares of Common Stock by gifting such shares of Common Stock to a non-for-profit charitable foundation.

(d) No person, other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock reported by this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2006

MARLIN EQUITIES, LLC

By:	/s/ Martin E. Franklin
Martin E. Franklin, Member

/s/ Martin E. Franklin
Martin E. Franklin

/s/ Ian G.H. Ashken
Ian G.H. Ashken